UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒          Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014; or

☐          Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934

For the transition period from                         to

Commission file number:

THE TD SECURITIES USA 401(k) PLAN

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE KING

STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

Financial Statements and
Supplemental Schedule

With Report of Independent
Registered Public Accounting Firm

TD Securities (USA) LLC 401(k) Plan

Years Ended
December 31, 2014 and 2013

TD Securities USA 401(k) Plan

Audited Financial Statements and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Plan Administrator

TD Securities USA 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of TD Securities USA 401(k) Plan as of December 31, 2014  and 2013, and the related statement of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TD Securities USA 401(k) Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of TD Securities USA 401(k) Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

New York, New York

June 15, 2015

TD Securities USA 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2014	2013

Assets
Non-interest bearing cash	$98,082	$33,994
Investments, at fair value	165,254,440	156,436,506
Total investments	165,352,522	156,470,500

Notes receivable from participants	1,337,607	1,157,481
Employer core contributions receivable	2,918,900	2,575,279
Employer matching contributions receivable	1,315,319	702,907
Total receivables	5,571,826	4,435,667
Total Assets	170,924,348	160,906,167

Liabilities
Accrued expenses	36,904	36,904
Total liabilities	36,904	36,904

Net assets available for benefits, reflecting investments at fair value	170,887,444	160,869,263

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(226,836)	(181,859)
Net assets available for benefits	$170,660,608	$160,687,404

See accompanying Notes to Financial Statements.

Approved on Behalf of the Plan Administrator

/s/ Peter Dixon
Peter Dixon
Managing Director, CFO, TD Securities (USA) LLC

/s/ Paul Marcotullio
Paul Marcotullio
Vice President, Retirement and Benefit Plans, TD Bank Group

TD Securities USA 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2014	2013
Additions
Additions to net assets attributed to:
Net appreciation in fair value of investments	$5,246,670	$23,018,031
Interest, dividends, other	5,308,493	4,464,593
Net investment income	10,555,163	27,482,624

Contributions:
Participant	6,763,533	6,016,345
Employer	6,932,730	5,813,781
Employee rollovers	1,620,155	1,272,874
Total contributions	15,316,418	13,103,000

Transfer of assets	762,959	—

Total additions	26,634,540	40,585,624

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	16,621,292	7,801,851
Transfer of assets	—	475,335
Administrative expenses	40,044	54,519
Total deductions	16,661,336	8,331,705

Net increase in net assets available for benefits	9,973,204	32,253,919

Net assets available for benefits
Beginning of year	160,687,404	128,433,485
End of year	$170,660,608	$160,687,404

See accompanying Notes to Financial Statements.

TD Securities USA 401(k) Plan

Notes to Financial Statements

December 31, 2014

1. Description of the Plan

The TD Securities USA 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by The Toronto-Dominion Bank. The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan as amended and restated effective January 1, 2009, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Employees are eligible to contribute to the Plan on the first day of the month following (or coincident with)completion of one month of employment. Employees are automatically enrolled upon becoming eligible for the plan. The automatic rate of Compensation Reduction Contribution, as defined in the Plan document, is 4% and increases automatically by 1% each January 1 (but not in excess of 8%). Participants may change their Contribution Reduction Contribution, or opt out of the Plan at any time.

Plan Administration

The Plan is administered by The Toronto-Dominion Bank (the “Plan Administrator”). The Plan Administrator has assigned the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price, who also serves as Trustee of the Plan.

Contributions

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, commissions, bonuses and incentives.  Participants may also roll over distributions they receive from a prior employers’ qualified defined benefit or defined contribution plan.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants are eligible for Company matching contributions on the first of the month following(or coincident with) completion of twelve months of service.  The Company match was designed to meet the standards for safe harbor treatment as defined by the Code.  The Company matches 100%  of the participant contributions up to the first 3% of eligible compensation and 50%  on the next 3% of eligible compensation.  The Company Matching contributions for 2014 and 2013 totaled $4.0 million and $3.2 million, respectively.  Participants’ contributions are subject to Code limitations, which were $17,500 for both 2014 and 2013.  Catch-up contributions (within the meaning of Section 414(v) of the Code) can also be made by participants who reach age 50 during the plan year.  Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year.  The catch-up contribution limit was $5,500 for both 2014 and 2013.

The plan also includes an employer core contribution from the Company for all eligible employees.  To be eligible for a core contribution, an employee must first complete one year of service with the Company and be at least 21 years of age.  Once this requirement is met, a participant is eligible for an allocation for the plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year.  The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Years of Age +Years of Service	Core Contribution (percentage of Eligible Cash Compensation)*
Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

*Certain minimum contributions may apply

For the years ended December 31, 2014 and 2013, Employer Core Contributions totaled $2,918,900 and $2,575,279, respectively.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account reflects the participant’s contributions, rollovers, and Company contributions as well as earnings or losses on those contributions.  The account has been reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

Participants whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non-forfeitable interest in the value of their core contributions and any earnings thereon in accordance with the following schedule:

Vested
Years of Services (as defined by the Plan)	Percentage

Less than 3 years	0%
3 or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts, excluding balances related to core contributions or prior plan profit sharing contribution accounts. The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the Participant’s account and bear interest at a fixed rate established by the Plan Administrator based on the Prime Rate plus 1 percent as reported in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 5.00% on loans outstanding at December 31, 2014. Principal and interest are paid through payroll deductions.

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their participant contributions plus earnings thereon. After attaining age 65, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in Plan document) and related earnings.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits (continued)

Upon termination of employment or retirement, participants can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank. Effective January 1, 2014, a participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their Aggregate Account shall be subject to a 20 percent limitation on investment in the common shares of The Toronto-Dominion Bank.

Forfeitures

Amounts in which the Participant does not have a vested interest shall be forfeited by the Participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2014 and 2013, approximately $9,037 and $11,600, respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2014 and 2013, employer contributions were reduced by approximately $69,277 and $91,900, respectively, from forfeited accounts.

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are presented on the accrual basis of accounting.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Management Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6);  however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis.  Dividends are recorded as of the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains (losses) on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expenses

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. For the years ended December 31, 2014 and 2013, administrative expenses that were accrued for or paid directly by the Plan totaled $40,044 and $54,519, respectively. Fees for recordkeeping services and investment management services were paid by the Plan participants indirectly through the Plan’s investment return.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

3. Federal Income Tax Status

The Plan has received a determination letter from the IRS dated July 20, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

US GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions for the years ended December 31, 2014 or 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

4. Administration of Plan Assets

The Plan’s assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction from the Plan Administrator or participants, as appropriate.

Firm contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee’s fees are paid directly by the Firm. Other Plan expenses such as loan record-keeping fees and investment fees are paid by the Plan via reductions of participant account balances.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

5. Investments

The following investments represented 5% or more of the fair value of the Plan’s net assets available for benefits at December 31:

2014
Fair Value
Investments, at fair value:
T. Rowe Price Blue Chip Growth Fund (1)	$28,343,539
Dodge and Cox Stock Fund	18,195,461
Vanguard Institutional Index	17,125,707
T. Rowe Price Stable Value Common Trust Fund(1) (2)	15,647,354
T. Rowe Price Retirement 2025 Fund (1)	13,016,604
T. Rowe Price Retirement 2020 Fund (1)	10,387,789
T. Rowe Price Retirement 2035 Fund (1)	9,825,132
The Toronto-Dominion Bank common shares(1)	8,446,057

2013
Fair Value
Investments, at fair value:
T. Rowe Price Blue Chip Growth Fund (1)	$13,667,481
T. Rowe Price Equity Index Trust (1)	13,094,810
T. Rowe Price Stable Value Common Trust Fund(1) (2)	13,013,260
T. Rowe Price Capital Appreciation Fund (1)	12,176,771
T. Rowe Price Small Cap Value Fund (1)	11,357,216
T. Rowe Price Equity Income Fund (1)	11,335,548
T. Rowe Price Mid Cap Growth Fund (1)	11,175,990
T. Rowe Price Retirement 2025 Fund (1)	9,741,464
The Toronto-Dominion Bank common shares (1)	9,274,007

(1)        Party in interest.

(2)        The contract value of the Plan’s investment in the TRP Stable Value Fund was $15,420,519 and $12,831,401 at December 31, 2014 and 2013, respectively.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

5. Investments (continued)

During 2014 and 2013, the Plan’s investments (including gains and losses on the investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013
Net appreciation in fair value of investments:
Mutual Funds	$3,442,717	$18,773,623
Common Collective Trust Funds	1,652,752	3,275,404
The Toronto-Dominion Bank common shares	151,201	969,004
	$5,246,670	$23,018,031

6. Fair Value Measurements

US GAAP establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date (i.e., an exit price).  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priory to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1                                Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets or liabilities.

Level 2                                Inputs other than quoted prices in active markets for identical assets or liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•                              Quoted prices for similar assets or liabilities in active markets

•                              Quoted prices for identical or similar assets or liabilities in markets that are not active

•                              Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•                              Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

Level 3                                Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014, as compared to those used at December 31, 2013:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common trust funds: Valued at the net asset value of shares held by the Plan at year end as reported in the active market.

Common Collective Trust Funds: Unobservable inputs for the asset or liability that are supported by little or no market activity. Level 3 inputs include management’s own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

6. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, or amounts that approximate fair value, as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds	$141,161,028	$—	$—	$141,161,028
Common Stocks	8,446,057	—	—	8,446,057
Common Collective Trust Funds	—	15,647,355	—	15,647,355
	$149,607,085	$15,647,355	$—	$165,254,440

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds	$121,054,429	$—	$—	$121,054,429
Common Stocks	9,274,007	—	—	9,274,007
Common Collective Trust Funds	—	26,108,070	—	26,108,070
	$130,328,436	$26,108,070	$—	$156,436,506

7. Related-Party Transactions

The Plan owned 176,770 and 98,408 shares of The Toronto-Dominion Bank common stock valued at $8,446,057 and $9,274,007 at December 31, 2014 and December 31, 2013, respectively, from which the Plan received dividends of $308,339 and $304,726 for years ended December 31, 2014 and December 31, 2013, respectively. On January 31, 2014, the Toronto-Dominion Bank’s Board of Directors declared a stock dividend of one common share for each issued and outstanding common share, which has the same effect as a two-for-one split of the common shares. These transactions qualify as party-in-interest transactions.

Certain Plan investments were managed and held in trust by T. Rowe Price during 2014 and 2013. This qualifies T. Rowe Price as a party in interest.

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan and its participants invest in various investment securities.  The investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is probable that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

9. Plan Termination

Although it has not expressed the intent to do so, the Firm has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2014 and 2013 per the financial statements to the Form 5500:

	December 31
	2014	2013
Net assets available for benefits per the financial statements	$170,660,608	$160,687,404
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	226,836	181,859
Net assets available for benefits per the Form 5500	$170,887,444	$160,869,263

The following is a reconciliation of the change in net assets available for benefits for the years ended December 31, 2014 and 2013 per the financial statements to the Form 5500:

	2014	2013

Net increase in net assets available for benefits per the financial statements	$9,973,204	$32,253,919
Net adjustment from fair value to contract value for fully benefit-responsive investment contracts	44,973	(331,167)
Net increase in net assets available for benefits per the Form 5500	$10,018,177	$31,922,752

TD Securities USA 401(k) Plan

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

11. Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2014 through June 16, 2015, the date the financial statements were available for issuance. Based on this evaluation, the Plan has determined no events were required to be recognized or disclosed in the financial statements.

Supplemental Schedule

TD Securities USA 401(k) Plan

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2014

Description of Investment	Current Value
Mutual Funds
PIMCO Total Return Institutional	$4,837,930
* TDAM Core Bond Institutional	37,168
Vanguard Total Bond Market Index Institutional	2,245,455
Dodge and Cox Stock Fund	18,195,461
MFS Institutional International Equity	7,108,084
* T. Rowe Price Blue Chip Growth Fund	28,343,539
* T. Rowe Price Retirement 2005 Fund	21,194
* T. Rowe Price Retirement 2010 Fund	703,679
* T. Rowe Price Retirement 2015 Fund	3,691,709
* T. Rowe Price Retirement 2020 Fund	10,387,789
* T. Rowe Price Retirement 2025 Fund	13,016,604
* T. Rowe Price Retirement 2030 Fund	8,120,542
* T. Rowe Price Retirement 2035 Fund	9,825,132
* T. Rowe Price Retirement 2040 Fund	6,190,392
* T. Rowe Price Retirement 2045 Fund	5,930,572
* T. Rowe Price Retirement 2050 Fund	3,092,501
* T. Rowe Price Retirement 2055 Fund	623,879
* T. Rowe Price Retirement Balance Investment	29,428
* TDAM Global Equity Shareholder Institutional	67,979
Vanguard Developed Markets Index Institutional	1,566,284
Vanguard Institutional Index Fund	17,125,707
Mutual Funds Total	141,161,028
Common Collective Trusts Funds *:
* T. Rowe Price Stable Value Common Trust Fund	15,647,355
Common Collective Trusts Funds Total

* The Toronto-Dominion Bank common stock	8,446,057

Total Investments Held at End of Year	$165,254,440
Notes Receivable from Plan Participants (maturing from 1 to 180 months; interest rates of 3.25% to 5.00%)**	1,337,607

*          Indicates party in interest to the Plan

**     FASB issued ASU 2010-25 does not consider notes receivable from participants to be investments, whereas the Form 5500 requires that notes receivable from participants be listed as investments.

TD Securities USA 401(k) Plan

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD Securities USA 401(k) PLAN

By:	/s/ MARIANNE VITALE
Marianne Vitale
Vice President & Director Human Resources
TD Securities (USA) LLC

Date: June 16, 2015

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253)  pertaining to the TD Securities USA 401(k) Retirement Plan of our report dated June 15, 2015, with respect to the financial statements and supplemental schedule of the TD Securities USA 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2014.

New York, New York

June 16, 2015